Exhibit 99.8

MINE SAFETY DISCLOSURE – Galena Mine

The following table sets out the information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd Frank Wall Street Reform and Consumer Protection Act for the period January 1, 2019 through December 31, 2019 covered by this report:

Mine	Section 104(a) S&S Citations[1] (#)	Section 104(b) Orders[2] (#)	Section 104(d) Citations and Orders[3] (#)	Section 110(b)(2) Violations[4] (#)	Section 107(a) Orders[5] (#)	Total Dollar Value of MSHA Assess- ments Proposed[6] ($)	Total Number of Mining Related Fatalities (#)	Received Notice of Pattern of Violations or Potential Thereof Under Section 104(e)[7] (yes/no)	Legal Actions Pending as of Last Day of Period[8] (#)	Legal Actions Initiated During Period (#)	Legal Actions Resolved During Period (#)
Galena	18	0	0	0	0	22,624	0	no	0	1	1
Relief Canyon Mine	0	0	0	0	0	121	0	No	0	0	0

1.

Citations and Orders are issued under Section 104 of the Federal Mine Safety and Health Act of 1977 (30 U.S.C. 814) (the “Act”) for violations of the Act or any mandatory health or safety standard, rule, order or regulation promulgated under the Act. A Section 104(a) “Significant and Substantial” or “S&S” citation is considered more severe than a non-S&S citation and generally is issued in a situation where the conditions created by the violation do not cause imminent danger, but the violation is of such a nature as could significantly and substantially contribute to the cause and effect of a mine safety or health hazard. It should be noted that, for purposes of this table, S&S citations that are included in another column, such as Section 104(d) citations, are not also included as Section 104(a) S&S citations in this column.

2.

A Section 104(b) withdrawal order is issued if, upon a follow up inspection, an MSHA inspector finds that a violation has not been abated within the period of time as originally fixed in the violation and determines that the period of time for the abatement should not be extended. Under a withdrawal order, all persons, other than those required to abate the violation and certain others, are required to be withdrawn from and prohibited from entering the affected area of the mine until the inspector determines that the violation has been abated.

3.

A citation is issued under Section 104(d) where there is an S&S violation and the inspector finds the violation to be caused by an unwarrantable failure of the operator to comply with a mandatory health or safety standard. Unwarrantable failure is a special negligence finding that is made by an MSHA inspector and that focuses on the operator’s conduct. If during the same inspection or any subsequent inspection of the mine within 90 days after issuance of the citation, the MSHA inspector finds another violation caused by an unwarrantable failure of the operator to comply, a withdrawal order is issued, under which all persons, other than those required to abate the violation and certain others, are required to be withdrawn from and prohibited from entering the affected area until the inspector determines that the violation has been abated.

4.

A flagrant violation under Section 110(b)(2) is a violation that results from a reckless or repeated failure to make reasonable efforts to eliminate a known violation of a mandatory health or safety standard that substantially and proximately caused, or reasonable could have been expected to cause, death or serious bodily injury.

5.

An imminent danger order under Section 107(a) is issued when an MSHA inspector finds that an imminent danger exists in a mine. An imminent danger is the existence of any condition or practice which could reasonably be expected to cause death or serious physical harm before such condition or practice can be abated. Under an imminent danger order, all persons, other than those required to abate the condition or practice and certain others, are required to be withdrawn from and are prohibited from entering the affected area until the inspector determines that such imminent danger and the conditions or practices which caused the imminent danger no longer exist.